Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965


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NEWMONT

Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203                                              NEWS RELEASE
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MEDIA CONTACT:                                            INVESTOR CONTACT:
Doug Hock                                                 Wendy Yang
303-837-5812                                              303-837-6141

FRANCO-NEVADA SHAREHOLDERS OVERWHELMINGLY APPROVE ACQUISITION BY
NEWMONT; CLOSING ON TRACK FOR MID-FEBRUARY


DENVER, January 30, 2002 -- Newmont Mining Corporation (NYSE: NEM) announced that shareholders of Franco-Nevada Mining Corporation Limited (TSE:FN) voted overwhelmingly today to approve Newmont's acquisition of Franco-Nevada, pursuant to a Plan of Arrangement.

"We're extremely pleased with the unqualified support from shareholders of Franco-Nevada," said Wayne W. Murdy, Chairman, President and Chief Executive Officer of Newmont. "Franco-Nevada and its management team have done a terrific job over the years and we are very excited about the attributes that Franco-Nevada brings to Newmont," continued Mr. Murdy. "We remain on track to complete our acquisition of Franco-Nevada and our concurrent acquisition of Normandy Mining Limited (ASX: NDY) in mid-February to create the world's premier gold investment vehicle."

Over 98.7% of the votes cast by Franco-Nevada shareholders were in favor of Newmont's acquisition of Franco-Nevada on the basis of 0.8 of a share of Newmont common stock (or 0.8 of a Canadian exchangeable share, each of which is exchangeable for one Newmont share) for each common share of Franco-Nevada. Franco-Nevada will apply to the Ontario Superior Court of Justice on February 1, 2002 for a final order approving the Plan of Arrangement through which the acquisition will be implemented.

Completion of Newmont's acquisitions of Franco-Nevada and Normandy is subject to certain conditions, including approval of certain matters relating to those transactions at a special meeting of Newmont shareholders scheduled to be held February 13, 2002, and acceptance of Newmont's bid for Normandy by holders of at least 50.1% of the ordinary shares of Normandy (calculated on a fully-diluted basis). Franco-Nevada's 19.8% interest in Normandy, which is committed to Newmont's bid, will count toward this threshold. The directors of Normandy have stated their intention to accept Newmont's bid in respect of all of the Normandy shares that they own or over which they exercise control. Newmont's bid for Normandy is currently scheduled to expire on February 15, 2002.

Newmont also announced today that it has received approval from the New York Stock Exchange to list the additional shares of Newmont stock to be issued in connection with these transactions, subject to official notice of issuance and Newmont shareholder approval.

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IMPORTANT NOTICE
Although the Normandy Board, subject to its fiduciary duties, has recommended Newmont's offer to Normandy shareholders, Normandy has not provided unqualified assistance to Newmont in making its offer. Among other things, Normandy has refused to provide Newmont with certain financial information, and it has not permitted its auditors to issue a consent in respect of financial information relating to Normandy.

CAUTIONARY STATEMENT
This press release contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transactions, Newmont Mining Corporation has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 (which includes an Offer Document) and a Proxy Statement/Prospectus on Schedule 14A. Investors and security holders are advised to read the Offer Document and the Proxy Statement/Prospectus, which were mailed beginning on January 11, 2002, because they contain important information. Investors and security holders may obtain free copies of the Offer Document and the Proxy Statement/Prospectus and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Offer Document and the Proxy Statement/Prospectus and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.



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